UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 1-13636

(Check One)   [X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q [  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR

For period ended December 31, 2015

[  ]   Transition Report on Form 10-K

[  ]   Transition Report on Form 20-F

[  ]   Transition Report on Form 11-K

[  ]   Transition Report on Form 10-Q

[  ]   Transition Report on Form N-SAR

For the transition period ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant Mendocino Brewing Company, Inc.

Former name if applicable Not Applicable

Address of principal executive office (Street and number) 1601 Airport Road

City, state and zip code Ukiah, CA 95482

Part II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

NARRATIVE

The Registrant was unable to timely file its Annual Report on Form 10-K for the period ended December 31, 2015 (the “Annual Report”) due to delays experienced in the collection of certain financial information about the Registrant’s U.K. subsidiaries required to be included in the Annual Report. The Registrant intends to file the Annual Report with the Securities and Exchange Commission within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Part IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

N. Mahadevan, Chief Financial Officer (707) 463-6610

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof ?

[  ] Yes [X] No

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Mendocino Brewing Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016	By:	/s/ N. Mahadevan
N. Mahadevan
Chief Financial Officer

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